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09040263

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2008 (MM/DD/YY) AND ENDING DECEMBER 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J & D SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 EAST END AVENUE
(No. and Street)

SEC Mail
Mail Processing
Section
MAR 02 2009
Washington, DC
106

NEW YORK (City) NY (State) 10028 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES O'CALLAGHAN 212-797-9436
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HALPERN AND ASSOCIATES, LLC
(Name – *if individual, state last, first, middle name*)

218 DANBURY ROAD (Address) WILTON (City) CT (State) 06897 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2009
Wash[...]

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAMES O'CALLAGHAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J & D SECURITIES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2009

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J & D SECURITIES, LLC

CONTENTS

Halpern & Associates, LLC

Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Member of
J & D Securities, LLC.

We have audited the accompanying statement of financial condition of J & D Securities, LLC (the "Company"), as of December 31, 2008 and the related statements of operations, changes in member's equity, statement of changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of J & D Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Halpern & Associates, LLC

Wilton, Connecticut
February 24, 2009

J & D SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash	$ 14,083
Receivable from brokers	160,229
Receivable from member	1,035,494
Other assets	17,807
Computer equipment, at cost, net of accumulated depreciation of $4,028	1,624
TOTAL ASSETS	$ 1,229,237

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accrued expenses and other liabilities	$ 194,351
SUBORDINATED LIABILITIES AND MEMBER'S EQUITY	
Liabilities subordinated to claims of general creditors	500,000
TOTAL MEMBER'S EQUITY	534,886
TOTAL SUBORDINATED LIABILITIES AND MEMBER'S EQUITY	1,034,886
TOTAL LIABILITIES AND MEMBER'S EQUIT'	$ 1,229,237

The accompanying notes are an integral part of this statement.

J & D SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE		
Commissions		$1,023,542
Interest and dividend income		1,145
TOTAL REVENUE		1,024,687
EXPENSES		
Commissions	$578,596	
Exchange fees	176,139	
Office expense	77,688	
Employee compensation	67,186	
Insurance	45,533	
Professional fees	44,736	
Telephone	18,346	
Information services	14,569	
Taxes other than those on income	8,071	
Travel and entertainment	7,685	
Error expense	6,944	
Interest	5,020	
Depreciation	1,130	
TOTAL EXPENSES		1,051,643
INCOME BEFORE PROVISION FOR INCOME TAXES		(26,956)
PROVISION FOR INCOME TAXES		
Local		(7,500)
NET LOSS		$ (19,456)

The accompanying notes are an integral part of this statement.

J & D SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2008

Total member's equity - January 1, 2008	$554,342
Net loss	(19,456)
Total member's equity - December 31, 2008	$534,886

The accompanying notes are an integral part of this statement.

J & D SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2008

Subordinated liabilities at January 1, 2008	$500,000
Subordinated liabilities at December 31, 2008	$500,000

The accompanying notes are an integral part of this statement.

J & D SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$(19,456)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$1,130	
(Increase) decrease in operating assets:		
Receivable from brokers and dealers	77,280	
Receivable from member	(90,000)	
Other assets	(4,185)	
Increase (decrease) in operating liabilities:		
Accrued expenses and other liabilities	66,102	
TOTAL ADJUSTMENTS		50,327
NET INCREASE IN CASH PROVIDED BY OPERATING ACTIVITIES		30,871
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		(16,788)
CASH AND CASH EQUIVALENTS AT END OF YEAR		$ 14,083

SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Interest received during the year	$ 1,145
Interest paid	5,020

The accompanying notes are an integral part of this statement.

1. NOTES ON SIGNIFICANT BUSINESS ACTIVITIES

J & D Securities, LLC ("Company") is registered as a broker with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority (FINRA). In this capacity, it conducts business as a broker on the floor of the New York Stock Exchange. Execution of transactions for non-member organizations by means of a direct phone access system can also be conducted by the Company.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer, and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's transactions are performed by its clearing broker, LaBranche Financial Services, Inc. ("LaBranche"), pursuant to the clearance agreement. At December 31, 2008, the receivable from brokers and dealers reflected on the statement of financial condition included $160,228 due from LaBranche, which was substantially in cash.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company places its cash with quality financial institutions. Funds deposited with a single financial institution are insured up to $250,000 in aggregate by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash balances may be in excess of balances insured by the FDIC.

The Company records securities transactions and related revenues and expenses on a trade date basis.

Security transactions and financing with LaBranche are classified as operating activities on the statement of cash flows since this is the Company's principal business.

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America, which requires the use of estimates by management. Actual results could differ from these estimates.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Depreciation of furniture and equipment is provided for using straight-line and accelerated methods over the estimated useful lives of the related property.

As of January 1, 2008, management implemented SFAS 157 and has determined that it bears no material effect on the financial statements as presented.

3. LIABILITY SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The liability subordinated to the claims of general creditors consists of a subordinated loan agreement of $500,000, which pays interest at the prime rate plus two percent per annum. The loan matures on October 30, 2009, and includes a provision for automatic renewal. Accrued interest of $25,000 was forgiven in 2008 and is offset against subordinated loan interest expense.

The subordinated liability has been contributed under an agreement pursuant to the rules and regulations of the FINRA and the SEC.

The subordinated loan agreement can be withdrawn by the lender only at the stated maturity date or may be prepaid under limited circumstances. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets net capital requirements governing withdrawal of subordinated debt.

4. PROVISION FOR INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC") by the Internal Revenue Service. As an LLC, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return. The Company is however, subject to New York City unincorporated business tax, which is reflected in the financial statements. No provision for taxes is included in the financial statements due to a qualifying credit.

5. RULE 15C3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(B) in that the Company carries no customer accounts.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $(77,057) which fell short of the minimum requirement of $12,957 by $(90,014). The Company's ratio of aggregate indebtedness to net capital was 2.52 to 1.

The deficiency was remedied in February, 2009 by an infusion of capital of $50,000 on February 11th and $75,000 February 18th.

In light of the current economic environment, it is the intention of management to contribute sufficient capital which will allow the fund to continue operations.

J & D SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15C3-1

DECEMBER 31, 2008

CREDITS		
Total equity		$ 534,886
Liability subordinated to claims of general creditors		500,000
TOTAL CREDITS		1,034,886
DEBITS		
Aged commissions receivable	$ 57,018	
Fixed assets	1,624	
Receivable from member	1,035,494	
Other assets	17,807	
TOTAL DEBITS		(1,111,943)
NET CAPITAL		(77,057)
Minimum net capital requirement		12,957
EXCESS NET CAPITAL		$ (90,014)
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 194,351

Ratio of aggregate indebtedness to net capital 2.52 to 1

RECONCILIATION OF ORIGINAL FOCUS REPORT TO AMENDED FILING	
Original net capital reported	$ (99,605)
Adjustments that decreased liabilities	22,547
Amended net capital	$ (77,058)

STATEMENT PURSUANT TO PARAGRAPH (d)(4) OF RULE 17a-5

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17 A-5 Part IIA filing.

See the accompanying Independent Auditor's Report.

J & D SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

FOR THE YEAR ENDED DECEMBER 31, 2008

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

See the accompanying Independent Auditor's Report.

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member of
J & D Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of J & D Securities, LLC (the "Company"), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5 (g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the

practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties.

Halpern & Associates, LLC

Wilton, Connecticut
February 24, 2009

J & D SECURITIES, LLC

REPORT PURSUANT TO RULE 17a-5(d) OF
THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2008